December 21, 2005



Ms. Claudia M. Pieropan
Chief Financial Officer
Hines Horticulture, Inc.
12621 Jeffrey Road
Irvine, California  92620


	Re:	Hines Horticulture, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 23, 2005
		Forms 10-Q for Fiscal Quarters Ended March 31, 2005,
June
30, 2005
      and September 30, 2005
      Filed May 16, 2005, August 15, 2005 and November 14, 2005
		File No. 0-24439


Dear Ms. Pieropan:

      We have reviewed your filing and have the following
comments.
We have limited our review of your filing to those issues we have
addressed in our comments.   Please provide a written response to
our
comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 10

Liquidity and Capital Resources, page 14

1. We note your disclosure in your Form 10-Q for the quarterly period ended June 30, 2005 that as a result of your pay by scan program, your days sales outstanding with your largest customer has improved approximately twenty days compared to the same period a year ago. Please expand your MD&A discussion to describe in more detail the particular aspects of the pay by scan program that contributed to the improvement in your days sales outstanding.

Critical Accounting Policies and Estimates, page 17

General

2. Please expand the critical accounting policies section of your MD&A discussion to provide information about the quality and potential variability of your earnings and cash flow resulting from the inception of the new pay by scan program in January 2005 and your plans to roll out the program to additional stores of your largest customer by the end of 2005.

Accounting for Goodwill Impairment, page 17

3. We note your disclosure that goodwill is tested for impairment by first, determining if the carrying amount of equity exceeds the fair value based upon the quoted market price of your common stock. Then if you determine that goodwill may be impaired, you compare the "implied fair value" of the goodwill, as defined by SFAS No. 142, to its carrying amount to determine the impairment loss, if any. Please compare and contrast your accounting to paragraphs 19 to 22 of SFAS
142 which requires you to compare the fair value of a reporting unit to its carrying amount.

Financial Statements

Consolidated Balance Sheets, page F-2

4. We understand that during January 2005, you entered into an agreement with your largest customer to sell a portion of your product under a pay by scan program. It appears that the sale of products under this program is comparable to a consignment arrangement. Therefore, please report the related inventory separately from other inventory using an appropriate caption for this pay by scan arrangement. Please refer to Question 2 of SAB Topic 13:2.

Consolidated Statements of Cash Flows, page F-5

5. Please remove the subtotals you present in your statements of cash flows before the "Change in working capital accounts" subsection as there is no provision for this presentation in SFAS 95.

Note 1. Description of Business and Summary of Significant
Accounting
Policies, page F-6

Inventories, page F-8

6. Please explain to us the manner by which you monitor slow moving inventory and inventory spoilage for the portion of your product under the pay by scan program.

7. Please disclose how you determine the cost of your nursery stock and whether or not this subtotal includes plants that are not ready for sale. Refer to paragraph 6.05 of the AICPA Audit and Accounting
Guide\Audits of Agricultural Producers and Agricultural
Cooperatives.

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Regina Balderas, Staff Accountant, at (202)
551-3722 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-
3683
with any other questions.

								Sincerely,



								Jill S. Davis
								Branch Chief


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Ms. Claudia M. Pieropan
Hines Horticulture, Inc.
December 21, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010